UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LIFE QUOTES, INC.

(Name of Subject Company)

LIFE QUOTES, INC.

(Name of Person Filing Statement)

Common stock, par value $0.003 per share

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Phillip Perillo

Senior Vice President and Chief Financial Officer

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

(630)-515-0170

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David J. Kaufman

Duane Morris LLP

190 S. LaSalle Street; Suite 3700

Chicago, IL 60603-3433

(312) 499-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Schedule 14D-9 originally filed under cover of Schedule 14D-9 on June 10, 2010 and subsequently amended on June 29, 2010, July 12, 2010, and July 14, 2010 (the “Schedule 14D-9”) by Life Quotes, an Illinois corporation (“LQ”). All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule 14D, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

(1) Background of the Offer, page 6

In the section Background of the Offer, the following language on page 6 is amended and restated with the changed language underlined:

As part of the process and analysis with Party A, the Company became aware that Zions could be interested in selling its Shares back to the Company. The Company became aware of Zions’ potential interest in liquidating its position in the Company because the board member designated by Zions had from time to time expressed disappointment with the Company’s financial results, including a history of operating losses and Zions’ frustration with the investment. Zions holds approximately 33.6% of the total Shares of the Company. Management of the Company developed two alternative proposals for Zions: the first was to purchase Zions’ Shares for $3.75 per Share if it could raise debt sufficient to finance such a transaction; and the second was to pay Zions $4 a Share where the Company would pay approximately $4.7 million in cash and Zions would finance the remainder of the purchase price over 60 months with a right to convert the debt into equity upon the occurrence of certain events. The Board did not receive any outside financial assistance in formulating this proposal. The terms of this proposal were arrived at because the Board had a previously approved share repurchase plan with a maximum repurchase price of $4.00 a Share. The Board determined the maximum purchase price for the share repurchase plan without the assistance of an outside financial advisor, but rather on the basis of its knowledge of the Company’s financial performance and prospects, as well as their experience with the business. As a result, Mr. Bland, as chief executive officer, and Mr. Perillo, as chief financial officer, called representatives of Zion’s management to discuss these two alternatives. Zion’s management informed the Company’s management that it would review these alternatives and contact them.

(2) Background of the Offer, page 7

In the section Background of the Offer, the following language on page 7 is amended and restated with the changed language underlined:

Messieurs Bland and Perillo contacted a very limited number of parties who had previously expressed an interest in the Company. The Company contacted a very limited number of parties because QS had made it a condition to its offer that the Company would only contact the parties that had previously expressed interest. Because in part the Board believed that the QS offer was an attractive one, it was willing to accede to the conditions of such an offer. By late September 2009, Party A provided a written expression of interest to purchase the Company at $4.50 per Share subject again to due diligence and other material conditions. No other party was willing to express formal written interest. In part due to the very limited due diligence conducted by Party A, the Board re-executed the letter of intent with QS with an extended exclusivity period lasting until October 15, 2009.

(3) Background of the Offer, page 7

In the section Background of the Offer, the following language on page 7 is amended and restated with the changed language underlined:

After a review of a number of proposals and interviews with potential investment banking firms, at the end of October 2009, the Company hired RJ to begin the process of reviewing its options to use the QS Transaction proceeds. The Board briefly considered the prospects of the Company going forward on a stand-alone basis, but decided that returning the proceeds from the QS Transaction to the stockholders was its priority.

In late October through mid November, RJ prepared evaluation materials and identified potential transaction partners. From the middle of November through early January, RJ contacted potential transaction partners to see if they had an interest in the Company and negotiated non-disclosure agreements. RJ created a list of potential transaction partners based on its professional judgment, expertise and market awareness. Management of the Company reviewed the list of potential transaction partners suggested by RJ, added several parties to it and approved of the list. No partner suggested by management was excluded and each partner on that list was contacted by RJ except one potential partner, which RJ became aware was undertaking a sale process and did not have the resources to undertake a transaction with the Company. Evaluation materials were distributed to the potential partners, and RJ held conference calls and meetings with interested parties. Generally members of the management did not participate in these informational discussions. RJ also responded to requests for additional information.

(4) Background of the Offer, page 10

In the section Background of the Offer, the following language on page 10 is amended and restated with the changed language underlined:

Upon advice of counsel, the Board then established the Special Committee consisting entirely of disinterested directors to evaluate the tender offer. In considering whether or not a director was disinterested, the Board considered whether or not directors had any relationships with the Company that would impair their independence. In part the Board reviewed the Nasdaq market standards of independence. Among other things, the Board considered i) any past or present employment or other relationships with the Company ii) any compensation made directly to (or for the benefit of) the director or a family member of the director, iii) business relationships between the director or any of his affiliated organizations and the Company, iv) any charitable donations made by the Company to a charitable organization for which the director or any of his family members are executive officers, v) whether the director would be an owner in the Company after the transaction and vi) the number of Shares and options held by the directors. No concerns or potential conflicts arose in connection with the selection of the Special Committee. The directors on the Special Committee included Timothy F. Shannon, Richard F. Gretsch and Bruce J. Rueben. The Special Committee was provided with broad discretion, including the ability to negotiate with third parties and to recommend or not recommend any offers received. None of Mr. Bland, Mr. Thoms or John B. Hopkins, an affiliate of Zions, participated in any review or deliberation in connection with the Special Committee’s decision to support the Offer. Neither did any other director who was not a member of the Special Committee deliberate in any decision with respect to the Offer.

(5) Background of the Offer, page 11

In the section Background of the Offer, the following language on page 11 is amended and restated with the changed language underlined:

On June 2, 2010 the Special Committee held another call. It met to discuss the revised offer by LQ Acquisition Inc. and the revised offer proposed by Party B. The Special Committee was still concerned about the number of contingencies and uncertainties associated in the offer from Party B. Party B confirmed to RJ who confirmed to the Special Committee that they had still not completed their legal or business due diligence. As all the members of the Special Committee were not present at this meeting, they decided to hold another meeting on June 4, 2010. The Special Committee had asked RJ and RJ was prepared to provide its fairness opinion at the June 2 meeting, but the Special Committee decided to wait until all the members of the Special Committee were present before hearing this presentation.

(6) Background of the Offer, page 12

In the section Background of the Offer, the following language on page 12 is amended and restated with the changed language underlined:

On July 8, 2010, the Board had a call to discuss, among other things, the fairness of the Offer. After the Board reviewed Delaware law and fiduciary duties of directors, RJ provided a formal presentation as to the fairness of LQ Acquisition Inc.’s proposal. Then the Board reviewed a number of both positive and negative factors associated with LQ Acquisition Inc.’s proposal similar to the factors discussed by the Special Committee during their June 4 meeting. After a discussion, the Board voted to support the Offer, to state that they found the Offer fair, and recommend to the Company’s stockholders to tender their Shares in the Offer. Mr. Bland did not deliberate in any decision and is not taking a position with respect to the Offer. The Board also discussed its reasons for agreeing to structure the tender offer transaction so that the Company loaned the funds to LQ Acquisition Inc. The Board believed that the Offer was the best way available for the Company to distribute cash consideration to the stockholders of the Company, and the loan was required for the Offer to be consummated. The Board came to the conclusion that if they did not distribute the cash in the Company to the stockholders through the Offer, the continued losses due to the Company’s operations could continue to deplete the Company’s cash reserves and diminish the value of the Shares held by the Company’s stockholders. Throughout the process of considering the Offer and prior to determining to recommend the Offer to the Company’s stockholders, the Board did not have any discussions concerning employment agreements for management following the Offer. Similarly, none of the members of senior management had any employment discussions with LQ Acquisition Inc. throughout the process by which the Board considered the Offer, and prior to the Board’s determination to recommend the Offer to the Company’s stockholders.

(7) Additional Considerations, page 25

In the section Additional Considerations, the following language on page 7 is amended and restated with the changed language underlined:

For services rendered in connection with the delivery of its opinion, the Company paid RJ a fee of $150,000 upon delivery of its opinion. the Company will also pay RJ a customary fee for advisory services in connection with the Offer, which is contingent upon the closing of the Offer. the Company also agreed to reimburse RJ for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify RJ against certain liabilities arising out of its engagement. RJ also received a fee of $150,000 for a fairness opinion provided pursuant to a letter agreement dated September 30, 2009 in connection with the QS Transaction.

RJ is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, RJ may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. RJ has not provided any services in the past to LQ Acquisition, Inc., Zions or Thoms.

(8) Selected Public Companies Analysis page 20

In the Schedule 14D-9, at the end of the section Selected Public Companies Analysis, the following is inserted:

Below is a table listing the selected comparable public companies and certain multiples for each of them.

Company	EBITDA Margin	Net Income Margin	Enterprise Value to:
			LTM Rev (1)		2010E Rev		LTM EBITDA		2010E EBITDA
Insurance Brokerage Companies
Willis Group Hldgs Public Ltd Co	26.6%	13.6%	2.3	x	2.2	x	8.5	x	8.0	x
Brown & Brown Inc.	34.1%	15.6%	3.0		3.0		8.7		8.6
Arthur J. Gallagher & Co.	18.1%	7.3%	1.7		1.6		9.2		8.7
eHealth Inc.	20.4%	11.1%	1.2		1.1		5.9		5.8
InsWeb Corp.	-0.2%	-0.7%	0.4		NA		NM		NA
The Marketing Alliance	NA	11.1%	0.4		NA		NA		NA
High	34.1%	15.6%	3.0	x	3.0	x	9.2	x	8.7	x
Mean	19.8%	9.6%	1.5		2.0		8.1		7.8
Median	20.4%	11.1%	1.4		1.9		8.6		8.3
Low	-0.2%	-0.7%	0.4		1.1		5.9		5.8
Company/Offer	-12.0%	-18.5%	0.3		0.3		NM		NM

(9) Litigation page 36

In the section Litigation, the following language on page 36 is amended and restated with the changed language underlined:

Litigation.

The Company, LQ Acquisition, Inc., and the directors of the Company have been named defendants in one lawsuit challenging the proposed transaction. The lawsuit Gelfand v. Life Quotes, Inc. et al. No. 2010CH3662 was filed in the Chancery Division of the Circuit Court of Dupage County, Illinois on June 25, 2010 (“the Gelfand Action”). In the Gelfand Action, the plaintiff alleges that the Company, LQ Acquisition, Inc. and the other defendants have breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to the Company’s public stockholders. Among other things, the Gelfand Action seeks a permanent injunction against or rescission of the proposed transaction, damages, and attorney’s fees and expenses. The complaint related to the Gelfand Action is attached as Exhibit (a)(5)(Q) hereto.

During the month of July 2010, Duane Morris discussed with attorneys for plaintiffs in the Gelfand Action disclosure issues relating to the potential settlement of the Gelfand Action. Duane Morris and counsel for plaintiffs discussed certain supplemental disclosures that could be made in connection with the Offer and by the Company. Further negotiations took place between Duane Morris and counsel for plaintiffs during the month of July 2010.

On August 3, 2010, the parties to the Gelfand Action entered into a memorandum of understanding (“MOU”) containing the terms for the parties’ agreement in principle to resolve the Gelfand Action. The MOU provides that, in consideration for the settlement of the Gelfand Action, the Company must make supplemental disclosures in appropriate filings with the Commission. In the MOU, the Company acknowledges that the efforts of and negotiations with plaintiffs’ counsel and the prosecution of the lawsuit were the sole cause of the supplemental disclosures contemplated by the MOU, The parties to the Gelfand Action will use their best efforts to draft and execute a definitive stipulation of settlement. A copy of the MOU is filed as Exhibit (a)(5)(T).

(10) Item 9. Exhibits.

Exhibit Number	Description
(a)(2)(A)	Letter, dated July 9, 2010, from the Special Committee and the Board to the Company’s stockholders. *

(a)(5)(A)	Schedule 13E-3 and Offer to Purchase, dated June 25, 2010 as amended by the Schedules TO-T/13E-3 filed by LQ Acquisition, Inc. on June 28, 2010, July 12, 2010, and July 14, 2010. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on July 14, 2010). *

(a)(5)(B)	Letter of Transmittal, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(C)	Notice of Guaranteed Delivery, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(E)	Guidelines for Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(F)	LQ Acquisition Inc. press release, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(H)	Letter to Board of Directors of Life Quotes, Inc. dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(I)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(J)	Presentation of Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(K)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(L)	Life Quotes, Inc. Press Release dated June 18, 2010. *

(a)(5)(M)	Investor Rights Agreement dated March 1, 2004 (incorporated by reference to Exhibit 99.2 of Form 8-K of Life Quotes, Inc., filed on March 5, 2004.) *

(a)(5)(N)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(3) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(O)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(4) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(P)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010) *

Exhibit Number	Description
(a)(5)(Q)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010. *

(a)(5)(R)	Raymond James spreadsheet related to Selected Transactions Analysis. *

(a)(5)(S)	LQ Acquisition, Inc. press release, dated July 12, 2010 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by LQ Acquisition, Inc. on July 12, 2010.) *

(a)(5)(T)	Memorandum of Understanding dated August 3, 2010.

*	Previously Filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIFE QUOTES, INC.

By:	/s/ PHILLIP PERILLO
Name:	Phillip Perillo
Title:	Senior Vice President and Chief Financial Officer

Dated: August 3, 2010